Exhibit 99.1

Reebonz Holding Limited

Interim Condensed Consolidated Financial Statements

Six months ended 30 June 2019

Reebonz Holding Limited

Index

Pages

Interim Condensed Consolidated Statements of Profit or Loss for the Six Months Ended 30 June 2018 and 2019	F-3

Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended 30 June 2018 and 2019	F-4

Interim Condensed Consolidated Statements of Financial Position as of 31 December 2018 and 30 June 2019	F-5 – F-6

Interim Condensed Consolidated Statements of Changes in Equity for the Year Ended 31 December 2018 and Six Months Ended 30 June 2019	F-7 – F-8

Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended 30 June 2018 and 2019	F-9 – F-11

Notes to the Interim Condensed Consolidated Financial Statements	F-12 – F-30

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Profit or Loss

		Six months ended
	Note	30/06/2018	30/06/2019
		US$’000	US$’000

Revenue	3	44,346	31,123
Cost of revenue		(32,845)	(23,369)

Gross profit		11,501	7,754

Fulfillment expenses		(7,666)	(5,303)
Marketing expenses		(2,632)	(1,932)
Technology and content expenses		(1,925)	(1,804)
General and administrative expenses		(4,828)	(6,432)
Government grant		137	93
Operating loss		(5,413)	(7,624)

Other income		223	622
Other expenses		(328)	(349)
Finance costs		(1,794)	(3,392)
Finance income		4	4
		(7,308)	(10,739)
Change in fair value of:
- Convertible preference shares	9	(14,219)	-
- Settlement of liabilities by shares		-	1,802
Loss before tax		(21,527)	(8,937)
Tax expense		(65)	30
Loss for the period		(21,592)	(8,907)

Attributable to:
Owners of the Company		(21,471)	(8,767)
Non–controlling interests		(121)	(140)
Loss for the period		(21,592)	(8,907)

Loss per share (US$)
Basic, loss for the period attributable to ordinary equity holders of the parent	4	(28.48)*	(3.60)

Diluted, loss for the period attributable to ordinary equity holders of the parent	4	(3.18)*	(3.46)

*	Restated. See Note 4

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Comprehensive Income

	Six months ended
	30/06/2018	30/06/2019
	US$’000	US$’000

Loss for the period	(21,592)	(8,907)

Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit and loss:
Exchange differences on translation of foreign operations	(353)	(159)
Derecognition of warrants	-	1,809
Exercise of warrants	-	2,729
Resale of backstop shares	-	1,531
Change in fair value of settlement of liabilities by shares	-	735
Other comprehensive (loss)/income for the period, net of tax	(353)	6,645
Total comprehensive loss for the period	(21,945)	(2,262)

Total comprehensive loss attributable to:
Equity holders of the parent	(21,839)	(2,125)
Non–controlling interests	(106)	(137)
Total comprehensive loss for the period	(21,945)	(2,262)

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Financial Position

		Year ended	Six months ended
	Note	31/12/2018	30/06/2019
		US$’000	US$’000

Assets
Property and equipment	5	26,915	26,958
Leasehold land	5	4,728	4,638
Intangible assets		1,061	846
Goodwill	6	1,542	1,548
Non–current financial assets		472	425
Non–current assets		34,718	34,415

Marketable securities held in trust account		15,196	-
Inventories	7	18,965	13,221
Trade and other receivables		4,670	2,420
Prepayments		2,357	1,060
Other current financial assets		629	564
Cash and cash equivalents		2,604	2,509
Current assets		44,421	19,774
Total assets		79,139	54,189

Equity
Share capital	8	82,530	92,090
Warrants		2,502	5,710
Accumulated losses		(117,644)	(126,411)
Other components of equity		10,853	17,622
Shareholders’ deficit attributable to owners of the Company		(21,759)	(10,989)
Non–controlling interests		214	77
Total shareholders’ deficit		(21,545)	(10,912)

Liabilities

Convertible preference shares	9	-	-
Asset reinstatement obligations		167	200
Deferred tax liabilities		1,418	1,423
Trade and other payables		377	350
Interest–bearing loans and borrowings	10	17,216	16,993
Non-current liabilities		19,178	18,966

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Financial Position (cont’d.)

		Year ended	Six months ended
	Note	31/12/2018	30/06/2019
		US$’000	US$’000
Liabilities
Trade and other payables		19,669	11,997
Contract liabilities		4,297	3,104
Asset reinstatement obligations		43	8
Interest–bearing loans and borrowings	10	42,147	30,343
Loan from shareholders		15,188	532
Current tax payable		162	151

Current liabilities		81,506	46,135

Total liabilities		100,684	65,101

Total shareholders’ deficit and liabilities		79,139	54,189

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Revaluation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total share-holders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2018		14,481	2,054	5,248	(635)	(587)	5,565	9,591	(82,405)	(56,279)	(1,441)	(57,720)
Total comprehensive income for the year
Loss for the year		-	-	-	-	-	-	-	(35,239)	(35,239)	(216)	(35,455)
Other comprehensive income		-	-	-	1,325	1,432	-	2,757	-	2,757	15	2,772
Total comprehensive income for the year		-	-	-	1,325	1,432	-	2,757	(35,239)	(32,482)	(201)	(32,683)

Issuance of shares for business combination		8,765	-	-	-	-	-	-	-	8,765	-	8,765
Preference shares converted into ordinary shares		57,914	-	-	-	-	-	-	-	57,914	-	57,914
Conversion of convertible loans into ordinary shares		917	-	-	-	-	-	-	-	917	-	917
Conversion of promissory note		453	-	-	-	-	-	-	-	453	-	453
Derecognition of warrants		-	(245)	-	-	-	-	-	-	(245)	-	(245)
Issuance of warrants		-	94	-	-	-	-	-	-	94	-	94
Recognition of warrants from business combination		-	599	-	-	-	-	-	-	599	-	599
Acquisition of non-controlling interest of a subsidiary without a change in control	6	-	-	-	(1,925)	-	-	(1,925)	-	(1,925)	1,856	(69)
Share-based payment transactions	12	-	-	430	-	-	-	430	-	430	-	430

At 31 December 2018		82,530	2,502	5,678	(1,235)	845	5,565	10,853	(117,644)	(21,759)	214	(21,545)

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

		Attributable to owners of the Company
	Note	Issued capital	Warrants	Share- based payments	Other reserves	Foreign currency translation reserve	Revaluation reserve	Other components of equity, total	Accumulated losses	Total	Non- controlling interests	Total share-holders’ deficit
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2019		82,530	2,502	5,678	(1,235)	845	5,565	10,853	(117,644)	(21,759)	214	(21,545)
Total comprehensive income for the year
Loss for the year		-	-	-	-	-	-	-	(8,767)	(8,767)	(140)	(8,907)
Other comprehensive income		-	-	-	6,804	(162)	-	6,642	-	6,642	3	6,645
Total comprehensive income for the year		-	-	-	6,804	(162)	-	6,642	(8,767)	(2,125)	(137)	(2,262)

Issuance of shares		5,413	-	-	-	-	-	-	-	5,413	-	5,413
Derecognition of warrants		-	(1,809)	-	-	-	-	-	-	(1,809)	-	(1,809)
Issuance of warrants		-	7,747	-	-	-	-	-	-	7,747	-	7,747
Exercise of warrants		4,147	(2,730)	-	-	-	-	-	-	1,417	-	1,417
Share-based payment transactions	12	-	-	127	-	-	-	127	-	127	-	127

At 30 June 2019		92,090	5,710	5,805	5,569	683	5,565	17,622	(126,411)	(10,989)	77	(10,912)

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Cash Flows

	Six months ended
	30/06/2018	30/06/2019
	US$’000	US$’000

Cash flows from operating activities
Loss before tax	(21,527)	(8,937)
Adjustments for:
Depreciation of property and equipment	814	893
Amortization of leasehold land	107	109
Amortization of intangible assets	297	258
Amortization of deferred government grants	(47)	(45)
Property and equipment written off	-	54
Gain on disposal of property and equipment	-	(5)
Share based payment	116	127
Expected credit loss allowance	-	19
Inventories written down	455	643
Change in fair value of convertible preference shares	14,219	-
Change in fair value of service provider	-	(1,802)
Finance costs	1,794	3,392
Finance income	(4)	(4)
Foreign exchange gain, net	(65)	(14)
	(3,841)	(5,312)
Changes in:
- inventories	(813)	5,179
- trade and other receivables	230	3,640
- prepayments	(303)	1,259
- other current financial assets	596	63
- non–current financial assets	7	49
- trade and other payables	(1,012)	(2,437)
- contract liabilities	170	(1,209)

Cash (used in)/from operating activities	(4,966)	1,232
Interest received	4	4
Interest paid	(1,135)	(2,616)
Tax paid	(59)	18

Net cash used in operating activities	(6,156)	(1,362)

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Cash Flows (Cont’d)

	Six months ended
	30/06/2018	30/06/2019
	US$’000	US$’000

Cash flows from investing activities
Purchase of property and equipment	(367)	(885)
Addition to intangible assets	(142)	(37)
Proceeds from disposal of property and equipment	-	6

Net cash used in investing activities	(509)	(916)

Cash flows from financing activities
Proceeds from interest–bearing loans and borrowings	27,539	2,745
Repayment of interest–bearing loans and borrowings	(22,984)	(15,121)
Proceeds from issuance of ordinary shares	-	7,747
Proceeds from issuance of warrants	-	6,841

Net cash from financing activities	4,555	2,212

Net decrease in cash and cash equivalents	(2,110)	(66)
Cash and cash equivalents at 1 January	7,312	2,604
Effect on translation on cash and cash equivalent	105	(29)

Cash and cash equivalents at 30 June	5,307	2,509

Supplemental disclosures:
Purchase of property and equipment and intangible assets included in trade and other payables and interest-bearing loans and borrowings	-	-

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Interim Condensed Consolidated Statements of Cash Flows (Cont’d)

Reconciliation of movements of liabilities to cash flow arising from financing activities:

	Interest bearing loans and borrowing	Interest bearing loans and borrowing
	30/06/2018	30/06/2019
	US$’000	US$’000

Balance as at 1 January	58,543	59,363

Cash flows
Proceeds from interest-bearing loans and borrowings	27,539	2,745
Repayment of interest-bearing loans and borrowings	(22,984)	(15,121)
Interest expense	1,324	2,494
Amortization of deferred transaction costs	436	264
Interest paid	(1,135)	(2,616)
Foreign exchange gain	(84)	(20)
Others	18	-
The effect of changes in foreign exchange rates	567	227
Balance as at 30 June	64,224	47,336

The accompanying accounting policies and explanatory notes form an integral part of the interim condensed consolidated financial statements.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

1.	Corporate information

The interim condensed consolidated financial statements of Reebonz Holding Limited (the “Company”) and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2018 and 2019 was authorized for issue in accordance with a resolution of the directors on 18 September 2019.

Reebonz Holding Limited (‘the Company’) incorporated and domiciled in Cayman Island. The registered office is located at c/o Dentons, 3rd Floor, One Capital Place, Shedden Road,George Town, Grand Cayman, Cayman Islands. The Company’s principal executive office is located at 5 Tampines North Drive 5, Reebonz Building, Singapore 528548.

The principal activities of the Group are mainly as an online retailer of luxury goods and also to provide a marketplace for sellers to sell luxury goods.

1.1	Business combination

On 19 December 2018, the Company changed its name from DOTA Holdings Limited to Reebonz Holding Limited.

DOTA Holdings Limited was incorporated on 27 July 2018 by Draper Oakwood Technology Acquisition, Inc., (“DOTA”) for the sole purpose of consummating the business combination described further below. On 4 September 2018, Reebonz Limited (“Reebonz”) entered into a business combination agreement with a special purpose acquisition company, DOTA, a Delaware Corporation, listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”).

The Business Combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, DOTA is treated as the “acquired” company. This determination was primarily based on Reebonz comprising the ongoing operations of the combined company, Reebonz’s senior management comprising the senior management of the combined company, and Reebonz stockholders having a majority of the voting power of the combined company. For accounting purposes, Reebonz is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of Reebonz. Accordingly, the consolidated assets, liabilities and results of operations of Reebonz are the historical financial statements of the combined company, and DOTA’s assets, liabilities and results of operations are consolidated with Reebonz beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of Reebonz Limited and DOTA on 19 December 2018, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols RBZ and RBZAW, respectively.

The comparative financial years included herein are derived from the consolidated financial statements of Reebonz.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

2.	Significant accounting policies

2.1	Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2018 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements for the year ended
31 December 2018.

Operating results for the six months ended 30 June 2019 are not necessarily indicative of the results that may be expected for the year ending 31 December 2019. Due to the seasonal nature of the demand for luxury products, higher revenues are usually expected during festive periods, especially the December holiday season due to consumers’ increased leisure time and discretionary spending. Consequently, revenues for the fourth quarter tend to be higher than the other quarters.

Going concern basis of accounting

The interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to meet its financial obligation, working capital requirements and capital expenditures as and when they fall due.

The Group incurred an operating loss of US$7,624,000 (30/06/2018: US$5,413,000) for the period ended 30 June 2019 and as at that date, the Group recorded a shareholders’ deficit of US$ 10,989,000 (31/12/2018: US$21,759,000). The Group recorded net current liabilities of US$26,361,000 (31/12/2018: US$37,085,000) at 30 June 2019.

As at 30 June 2019, the Group has trust receipts financing of US$21,474,000 (31/12/2018 : US$22,965,000) due to financial institutions, repayable from July 2019 to September 2019. A portion of the trust receipts financing, amounting to US$17,770,000 (31/12/2018 : US$18,189,000) is secured by a first legal charge over the Group’s leasehold land and building. The carrying value of the Group’s leasehold land and building amounted to US$29,956,000 as at 31 December 2019 (31/12/2018: US$30,444,000). The Group has other short-term borrowings from third parties, amounting to US$298,000 (31/12/2018 : US$7,297,000) which are repayable in Q3’2019. In addition, the unsecured term loan as at 30 June 2019 of US$7,036,000 (31/12/2018 : US$10,765,000) is repayable in Q3’2019 to Q2’2020. Refer to Note 10 for the terms and conditions of the outstanding interest-bearing loans and borrowings.

The interim condensed consolidated financial statements have been prepared on a going concern basis, based on the following:

1.	Continuation by the Group’s bankers to provide access to the Group to drawdown and roll-forward existing short term financing facilities which will enable the Group to meet its working capital requirements, financial obligation and capital expenditure as and when they fall due.

2.	The Group is also considering other potential financing options with banks and other third parties to allow the Group to have sufficient funds to meet its working capital requirements, financial obligations and capital expenditure. Failure to do so may prevent the Group’s continuation of it listing status in the Nasdaq stock market.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

2.	Significant accounting policies (cont’d)

Management acknowledges that material uncertainty remains over the Group’s ability to meet its funding requirements and ability to gain continued access to short term financing. However, as described above, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. If for any reason the Group is unable to continue as a going concern, then this could have an impact on the Group’s ability to realize assets at their recognized values, in particular goodwill and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

2.2	Use of judgements and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and key sources of estimation uncertainty were the same as described in the last annual financial statements, except for new significant judgements and key sources of estimation uncertainty related to the application of IFRS 16, which are described in Note 2.3.

2.3	Changes in significant accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2018.

The changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending 31 December 2019.

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach with an adjustment of the balance of retained earnings as of 1 January 2019, with no restatement of comparative information. A number of other new standards are effective from 1 January 2019 but they do not have a material effect on the Group’s financial statements.

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessses. A lessee recognises a right-of-use asset (“ROU”) representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemption for short-term lease and leases of low-value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

The Group has applied the following exemptions at the transition date :

-	Not applying the requirements to recognize an asset for usage rights and a liability for short-term leases of up to one year
-	Not applying the requirements to recognize an asset for usage rights and a liability for leases with a low-value underlying asset
-	Examining the existence of lease in an arrangement only for new or modified contracts
-	Use of a uniform discount rate for lease portfolios that share similar characteristics
-	Non-inclusion in the asset of direct cost incurred in a lease on date of initial application date

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

2.	Significant accounting policies (cont’d)

2.3	Changes in significant accounting policies (cont’d)

The Group has performed an assessment of the new standards on its existing lease arrangement as a lessee. The Group expects these operating leases to be recognized as ROU assets with corresponding lease liabilities under the new standard.

The operating lease commitments on an undiscounted basis amount to approximately 1.7% of the total assets and approximately 2.0% of the total liabilities. Assuming no additional new operating leases in future years until the effective date, the Group expects the amount of ROU asset and lease liability to be lower due to discounting and as the lease terms run down.

As at 1 January 2019, the Group expects an increase in right-of-use assets of US$490,000 and an increase in lease liability of US$490,000. The nature of expenses related to those leases will now change because the Group will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities. Previously, the Group recognized operating lease expense on a straight-line basis over the term of the lease, and recognized assets and liabilities only to the extent that there was a timing difference between actual lease payments and the expenses recognized. No significant impact is expected for the Group’s finance leases.

2.4	Standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2019 and earlier application is permitted; however, the Group has not early adopted them in preparing these interim condensed consolidated financial statements.

2.5	Functional and presentation currency

These consolidated financial statements are presented in United States dollars (“US$”). All financial information presented in US$ has been rounded to the nearest thousand, unless otherwise stated.

On 19 December 2018, the Company assessed its functional currency to be US$. The Company assessed the currency of the Company’s financing and investing activities and determined that US$ more appropriately reflects the current and prospective economic substance of the underlying transactions and circumstances of the Company. The functional currencies in relation to Reebonz and the Company’s foreign operations remain unchanged.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

3.	Revenue

The table below shows the Company’s revenue streams disaggregated by its categories that depict the nature, amount, timing and uncertainty of revenue and cash flows by their economic factors.

	Timing of	Six months ended
	revenue recognition	30/06/2018	30/06/2019
		US$’000	US$’000

Merchandise revenue	Merchandise revenue recognized at a point in time	41,970	28,227
Marketplace revenue	Service revenue recognized at a point in time	2,154	2,660
Rental revenue	Rental revenue recognized over time	222	236

		44,346	31,123

4.	Loss per share

Basic profit/(loss) per share amounts are calculated by dividing profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted profit/(loss) per share amounts are calculated by dividing the profit/(loss) attributable to ordinary equity holders of the parent (after adjusting for change in fair value of the convertible preference shares and warrants) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The dilutive effect of outstanding share options is reflected as additional share dilution.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

4.	Loss per share (cont’d)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Basic earnings per share

The calculation of basic earnings per share has been based on the following profit/(loss) attributable to ordinary equity holders of the parent and weighted-average number of ordinary shares outstanding.

		Six months ended
		30/06/2018	30/06/2019
		US$’000	US$’000
I.	Loss attributable to ordinary equity holders of the parent (basic):
	Loss for the year, attributable to ordinary equity holders of the parent	(21,471)	(8,767)

		No. of shares	No. of shares
II.	Weighted-average number of ordinary shares in thousands (basic):
	Issued ordinary shares at 1 January	6,029	8,644
	Effect of shares issued in January 2019	-	88
	Effect of reverse split at ratio 8:1 in March 2019	(5,275)	(7,641)
	Effect of shares issued in April 2019	-	1,021
	Effect of exercise of warrants	-	290
	Effect of shares issued in May 2019	-	32
	Weighted-average number of ordinary shares at 30 June, as adjusted for subsequent reverse split	754	2,434

	Basic loss per share (US$ per share)	(28.48)	(3.60)

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

4.	Loss per share (cont’d)

Diluted earnings per share

The calculation of diluted earnings per share has been based on the following (loss)/profit attributable to ordinary equity holders of the parent and weighted-average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

		Six months ended
		30/06/2018	30/06/2019
		US$’000	US$’000
I.	Loss attributable to ordinary equity holders of the parent (diluted):
	Loss attributable to ordinary equity holders of the parent	(21,471)	(8,767)
	Change in fair value of convertible preference shares:
	Series A	3,219	-
	Series B	4,150	-
	Series C	6,994	-
	Series D	(144)	-
	Unwinding of discount on contingent settlement provision	5	-
	Loss attributable to ordinary equity holders of the parent (diluted)	(7,247)	(8,767)

II.	Weighted-average number of ordinary shares in thousands (diluted)
	Weighted-average number of ordinary shares (basic)	754	2,434
	Effect of conversion of preference shares	1,411	-
	Effect of share options on issue	117	100
		2,282	2,534

	Diluted loss per share (US$ per share)	(3.18)	(3.46)

5.	Property and equipment

Leasehold land

Acquisitions

During the six months ended 30 June 2019, the Group acquired property and equipment of US$885,000 (30 June 2018 : US$367,000).

The company’s leasehold land which was acquired from an affiliate of the Singapore Government, is pledged to secure the company’s term loan and trust receipts facilities (note 10).

The carrying value of the building as at 30 June 2019 was US$25,318,000 (31/12/2018: US$25,716,000). The building is valued every 3 years on 31 December by an independent professional valuer. The most recent valuation of the building was performed as at 31 December 2017. Valuations are made on the basis of open market value. It is the intention of the management to hold the building for long term. The building is pledged to secure the company’s term loan and some of the trust receipts (note 10).

See Note 13 for capital commitments.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

6.	Goodwill

The carrying amount of goodwill allocated to each of the CGU is as follows:

	Year ended	Six months ended
	31/12/2018	30/06/2019
	US$’000	US$’000

Reebonz Korea	834	834
Invitree	670	670
Translation difference	38	44

Total	1,542	1,548

Impairment

Goodwill is tested for impairment annually (as at 31 December) and when circumstances indicate the carrying value may be impaired. The Group’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended 31 December 2018.

As at 30 June 2019 (30 June 2018), there were no circumstances that indicated that the carrying value of goodwill may be impaired.

Information about subsidiaries

The consolidated financial statements of the Group include:

Name of significant subsidiaries	Principal activity	Country of business/ incorporation	Percentage of ownership interest
			Year ended	Six months ended
			31/12/2018	30/06/2019
			%	%
Held by the Company

Reebonz Pty. Ltd. (“Reebonz Australia”)	Provide marketing support and sale of luxury products	Australia	100	100

Reebonz Korea Co., Ltd. (“Reebonz Korea”)*	Import, export, wholesale, retail and rental of luxury products	Korea	58.4	58.4

Held by Reebonz Korea

Invitree Co., Ltd. (“Invitree”)	Sale of luxury products	Korea	90	90

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

6.	Goodwill (cont’d)

Material partly-owned subsidiaries

The Group has the following subsidiaries that has NCI that is material to the Group.

Name of Subsidiaries	Principal place of business	Proportion of ownership interest held by NCI	Profit/(Loss) allocated to NCI during the reporting period	Accumulated NCI at the end of reporting period
		%	US$’000	US$’000
Held by Reebonz Holding Limited

31 December 2018
Reebonz Korea	Korea	41.6	63	2,323

30 June 2019
Reebonz Korea	Korea	41.6	(49)	2,183

Held by Reebonz Korea

31 December 2018
Invitree Co., Ltd	Korea	47.4	(277)	(2,081)

30 June 2019
Invitree Co., Ltd	Korea	47.4	(90)	(2,076)

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

6.	Goodwill (cont’d)

Summarized financial information about subsidiaries with material NCI

Summarized financial information including goodwill on acquisition and consolidation adjustments but before intercompany eliminations of subsidiaries with material NCIs are as follows:

	Year ended	Six months ended
Reebonz Korea sub-group	31/12/2018	30/06/2019
	US$’000	US$’000
Summarized statement of financial position
Current assets	3,728	2,625
Non-current assets	155	481
Goodwill	1,542	1,548
Current liabilities	(3,020)	(2,420)
Non-current liabilities	(297)	(458)
Total surplus	2,108	1,776

Attributable to NCI, allocated according to changes in equity interest during the year	242	107

	Year ended	Six months ended
Reebonz Korea sub-group	31/12/2018	30/06/2019
	US$’000	US$’000
Summarized statement of comprehensive income
Revenue	21,841	12,485
Loss for the year	(416)	(309)
Other comprehensive income	9	2
Total comprehensive loss	(407)	(307)

Attributable to NCI, allocated according to changes in equity interest during the year	(214)	(139)

Summarized cash flow information
Operating	(3,543)	(161)
Investing	(7)	(359)
Financing	3,597	365
Net increase in cash and cash equivalents	47	(155)

7.	Inventories

During the six months ended 30 June 2018 and 2019, US$455,000 and US$642,000 respectively were recognized as an expense for inventories carried at net realizable values, in cost of revenue.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

8.	Share capital

		Year ended	Six months ended
		31/12/2018	30/06/2019
Authorized
Ordinary shares		200,000,000	25,000,000

	Note	No. of shares	US$’000
At Reebonz Holding Limited:
At inception		1	n.m.*
Conversion of 10,766,609 Reebonz Limited ordinary shares at ratio 0.56 to the legal acquirer, Reebonz Holding Limited		6,029,033	14,481
Changes in equity due to business combination
Convertible preference shares	i)	11,289,261	57,914
a) Convertible loan	ii)	178,726	917
b) Ordinary shares issued on recapitalization with DOTA	iii)	1,796,959	9,218
c) Backstop shares	iii)	1,847,780	–
At 31 December 2018		21,141,760	82,530

*	not meaningful

	No. of shares	US$’000

At 1 January 2019	21,141,760	82,530
Issuance of new ordinary shares	351,997	493
	21,493,757	83,023
Effect of reverse split at ratio 8:1 in March 2019	2,686,720	–
Rounding shares due to reverse split	566	–
Issuance of new ordinary shares	2,599,971	4,920
Exercise of warrants	934,707	4,147
At 30 June 2019	6,221,964	92,090

The movement in share capital of Reebonz Holding Limited during the year 2018 is as follows:

i)	On 19 December 2018, Reebonz Limited’s Series A, B, C and D Preference Shareholders swapped their Series A, B, C and D Preference Shares into Preference Shares of the Company on a 1:1 basis which in turn, immediately converted into ordinary shares of the Company at an agreed conversion rate of 0.56 ordinary shares for every Preference Share held.

ii)	On 19 December 2018, Reebonz Limited’s Convertible Loan was swapped into a Convertible Loan with the Company which in turn, was immediately converted into 178,726 ordinary shares of the Company at an issue price of US$10.27. The holder of the Convertible Loan also received 74,469 bonus Warrants (See Note 15 (c)(iv)) of the Company.

iii)	As part of the business combination with DOTA on 19 December 2018;

a)	Holders of DOTA Class F Shares cancelled 718,750 Class F Shares of DOTA, which represented 50% of Class F Shares issued. The remaining un-cancelled F Common stockholders swapped their common stocks into ordinary shares of the Company at an agreed basis of 1:1.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

b)	Out of 6,137,500 DOTA Class A shares, 1,476,436 were purchased by two investors (the “Backstop Investors”) who entered into separate backstop agreements (the “Backstop Agreements”) on 13 December 2018 and 14 December 2018 with DOTA and Reebonz Limited. Pursuant to the Backstop Agreements, the investors acquired a total of 1,476,436 Class A Shares of DOTA (i.e. “Backstop Shares”) for US$15 million. Refer to Note 38. Via approval of the Board of Directors, the Backstop Investors also received an additional 371,344 ordinary shares and 74,469 warrants of Reebonz Holding Limited.

c)	4,273,564 shares of DOTA’s Class A shares were redeemed at an issue price of US$10.29 per share, for a total redemption amount of U$43,962,000. The remaining 387,500 Class A shares were swapped into ordinary shares of the Company at an agreed basis of 1:1.

d)	DOTA’s 602,250 unit purchase options rights were exchanged for 602,250 ordinary shares of the Company.

e)	DOTA’s promissory note was swapped and immediately converted into 88,459 ordinary shares of Reebonz Holding Limited.

f)	On 30 January 2019, 351,997 ordinary shares were issued at US$1.40 per share

g)	On 15 March 2019, the Company effected a 1-for-8 reverse stock split of its ordinary shares.

h)	On 17 April 2019, 2,472,500 ordinary shares and warrants were issued at US$5 per share upon the completion of the public offering

i)	On 17 May 2019, 127,471 ordinary shares were issued at US$5.91

j)	The detail of exercise warrants are as follows:

Warrants At inception	No. of warrants
Issuance of new warrants	2,472,500
Exercise of warrants	(934,707)
Outstanding as of 30 June 2019	1,537,793

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

9.	Convertible preference shares

Reconciliation of fair value measurement of Series C and Series D Preference Shares:

	Series A Preference Shares	Series B Preference Shares	Series C Preference Shares	Series D Preference Shares	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

At 1 January 2018	7,113	9,173	15,608	24,960	56,854
Change in fair value of convertible preference shares	3,219	4,150	6,994	(144)	14,219
Translation Difference	39	51	87	246	423

At 30 June 2018	10,371	13,374	22,689	25,062	71,496

At 1 January 2018	7,113	9,173	15,608	24,960	56,854
Change in fair value of convertible preference shares	1,659	2,140	3,574	(5,305)	2,068
Preference shares converted into ordinary shares on 19 December 2018	(8,618)	(11,113)	(18,842)	(19,341)	(57,914)
Translation Difference	(154)	(200)	(340)	(314)	(1,008)
At 31 December 2018	–	–	–	–	–

10.	Interest-bearing loans and borrowings

	Year ended	Six months ended
	31/12/2018	30/06/2019
	US$’000	US$’000
Current
Secured term loan	979	987
Unsecured term loan	10,765	7,036
Trust receipts	22,965	21,474
Loans from external party	59	-
Promissory note	29	29
Obligation under finance lease	53	519
Other borrowings	7,297	298
	42,147	30,343
Non-current
Secured term loan	17,212	16,783
Obligation under finance lease	4	210
	17,216	16,993

	59,363	47,336

The contractual and effective interest rate on the short-term borrowings at reporting dates ranges from 3.44% to 4.50% (2018: 2.71% to 4.12%) per annum.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

11.	Related party transactions

The following transactions took place between the Group and related parties at terms agreed between the parties during the relevant financial period:

(a)	Sales and purchase of goods and services

	Six months ended
	30/06/2018	30/06/2019
	US$’000	US$’000

Maintenance income	(5)	-
Rental Income	(9)	(6)

Terms and conditions of transactions with related parties

There have been no guarantees provided or received for any related party receivables or payables. For the periods ended 30 June 2018 and 2019, the Group has not recorded any expected credit loss allowances relating to amounts owed by related parties. This assessment is undertaken each financial period through examining the financial position of the related party and the market in which the related party operates.

(b)	Key management personnel compensation is as follows

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the Group. The Chief Executive Officer, Chief Brand Officer, Chief Financial Officer, Chief Operating Officer, Chief Revenue Officer, Chief Technology Officer, Chief People Officer and Regional General Manager are considered key management personnel of the Group. Compensation payable to key management personnel comprise :

	Six months ended
	30/06/2018	30/06/2019
	US$’000	US$’000

Salaries, bonus and allowances	308	473
Employer's contribution to CPF	23	28
Employee share option expense	147	96

The amounts disclosed in the table are the amounts recognized as an expense during the period related to key management personnel.

12.	Share-based payments

The expenses recognized for employee services received during the periods are shown in the following table:

	Year ended	Six months ended
	30/6/2018	30/06/2019
	US$’000	US$’000

Expenses arising from employee share option scheme	116	127

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

12.	Share-based payments (cont’d)

On 23 February 2018, the Company granted 424,000 share options, at an exercise price of $2.50 each, to employee under the 2010 Employee Share Option Scheme (the “ESOS”). No stock options were granted in the six months ended 30 June 2019.

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair values of the share options granted are measured based on the Black Scholes model, taking into account the terms and conditions upon which the options were granted. The Company determined the fair values of the share options granted with the assistance of an external appraiser.

The following table lists the inputs to the model used for the options granted during the periods ended 30 June 2018 and 2019 respectively:

	30/06/2018	30/06/2019

Expected volatility (%)	44.5 to 49.1	N/A
Risk-free interest rate (%)	1.91 to 2.19	N/A
Expected life of share options (years)	3.25 to 6.25	N/A
Share price $	2.39	N/A

The Company estimates expected volatility at the grant dates based on historical volatilities of comparable companies for periods in correspondence to the expected life of share options. Risk–free interest rates are based on zero coupon Singapore risk-free rate for the terms consistent with the expected life of the award at the time of grant. The Company has no historical exercise patterns of employee share options as reference. Expected life is based on management’s estimation, which the Company believes are representative of future behavior.

The weighted average fair value of options granted during the period ended 30 June 2019 was N/A (30/06/2018: 0.98).

13.	Capital commitments

Capital expenditures contracted for at the reporting dates but not recognized in the financial statements are as follows:

	30/06/2018	30/06/2019
	US$’000	US$’000

Office building	444	-
Property and equipment	309	304

14.	Segment information

For management purposes, the Group has only one operating and reportable segment.

Revenue from external customers for the various types of products the Company sells to are not disclosed as the information is not available and the determination is not practicable.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

14.	Segment information (cont’d)

Geographical information (cont’d)

	Southeast Asia					North Asia
	Singapore	Malaysia	Indonesia	The rest of Southeast Asia	Sub-total	South Korea	Hong Kong	China	The rest of North Asia	Sub-total	Australia	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
For the six months ending 30 June 2018
Revenue from external customers*	9,430	2,282	2,266	637	14,615	10,227	3,008	6,774	2,469	22,478	3,762	3,491	44,346

As at 31 December 2018
Non–current assets
Property and equipment	26,793	72	7	2	26,874	12	3	1	9	25	12	4	26,915
Leasehold land	4,728	-	-	-	4,728	-	-	-	-	-	-	-	4,728
Intangible assets	1,061	-	-	-	1,061	-	-	-	-	-	-	-	1,061
Goodwill	-	-	-	-	-	1,542	-	-	-	1,542	-	-	1,542

*	The geographical information above is derived based on the registered billing address of the customers.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

14.	Segment information (cont’d)

Geographical information (cont’d)

	Southeast Asia					North Asia
	Singapore	Malaysia	Indonesia	The rest of Southeast Asia	Sub-total	South Korea	Hong Kong	China	The rest of North Asia	Sub-total	Australia	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
For the six months ending 30 June 2019
Revenue from external customers*	6,820	1,162	1,139	397	9,518	12,485	1,938	2,311	1,747	18,481	1,234	1,890	31,123

As at 30 June 2019
Non–current assets
Property and equipment	26,247	5	5	1	26,258	349	2	1	17	369	329	2	26,958
Leasehold land	4,638	-	-	-	4,638	-	-	-	-	-	-	-	4,638
Intangible assets	843	-	3	-	846	-	-	-	-	-	-	-	846
Goodwill	-	-	-	-	-	1,548	-	-	-	1,548	-	-	1,548

*	The geographical information above is derived based on the registered billing address of the customers.

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

15.	Financial instruments

Set out below is an overview of financial instruments, held by the Group as at 31 December 2018 and 30 June 2019:

	Amortized costs	Financial liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
	US$’000	US$’000	US$’000	US$’000
31 December 2018
Financial assets
Current
Marketable securities held in trust account	15,196	–	–	15,196
Trade and other receivables	4,670	–	–	4,670
Other current financial assets	629	–	–	629
Cash and cash equivalents	2,604	–	–	2,604
	23,099	–	–	23,099
Non-current
Non-current financial assets	472	–	–	472
Total financial assets	23,571	–	–	23,571

Financial liabilities
Current
Trade and other payables, excluding deferred government grants	–	–	19,579	19,579
Loan from shareholders	–	–	15,188	15,188
Interest-bearing loans and borrowings	–	–	42,147	42,147
	–	–	76,914	76,914
Non-current
Interest-bearing loans and borrowings	–	–	17,216	17,216
Trade and other payables, excluding deferred government grants	–	–	282	282
Total financial liabilities	–	–	94,412	94,412

Reebonz Holding Limited

Notes to Interim Condensed Consolidated Financial Statements

15.	Financial instruments (cont’d)

Set out below is an overview of financial instruments, held by the Group as at 31 December 2018 and 30 June 2019:

	Amortized costs	Financial liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
	US$’000	US$’000	US$’000	US$’000
30 June 2019
Financial assets
Current
Trade and other receivables	2,420	–	–	2,420
Other current financial assets	564	–	–	564
Cash and cash equivalents	2,509	–	–	2,509
	5,493	–	–	5,493
Non-current
Non-current financial assets	425	–	–	425
Total financial assets	5,918	–	–	5,918

Financial liabilities
Current
Trade and other payables, excluding deferred government grants	–	–	11,932	11,932
Loan from shareholders	–	–	532	532
Interest-bearing loans and borrowings	–	–	30,343	30,343
	–	–	42,807	42,807
Non-current
Interest-bearing loans and borrowings	–	–	16,993	16,993
Trade and other payables, excluding deferred government grants	–	–	275	275
Total financial liabilities	–	–	60,075	60,075

The Group with the assistance of an external appraiser, measures financial instruments such as convertible preference shares and warrants at fair value at each reporting date. The following table shows the information about fair value measurements using significant unobservable inputs (Level 2).

Fair value measurement hierarchy for liabilities as at 31 December 2018 and 30 June 2019:

Level 2	Date of valuation	$’000

Unsecured term loans	31 December 2018	10,765

Unsecured term loans	30 June 2019	7,036

The fair value of the unsecured term loan approximates its carrying amount due to its maturity of less than one year.

16.	Seasonality

Reebonz’s revenue is subject to fluctuations reflecting a traditional retail seasonality pattern as a result of changes in the timing of local holidays, timing of company promotions and end-off-season sales events that are done on a as need basis, that drive customer demand.

17.	Events occurring after the reporting period

On 4 September 2019, the Company entered into a Senior Convertible Note of US$3,750,000 with certain parties.